



14035178

Martha Redding
Chief Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
mredding@nyx.com

FOIA CONFIDENTIAL TREATMENT REQUEST

VIA FEDEX

June 30, 2014

Office of Freedom of Information and Privacy Act Operations
SEC Operations Center
100 F. Street, N.E.
Mail Stop 5100
Washington, D.C. 20549

Re: Freedom of Information Act ("FOIA") Request for Confidential Treatment for the Documents Produced to the United States Securities and Exchange Commission by NYSE: Amendment to Form 1 and All Attachments Thereto

Dear FOIA Compliance Staff:

The purpose of this letter is to request confidential treatment under the Freedom of Information Act ("FOIA") for letters dated June 30, 2014 and the accompanying documents, addressed to the Division of Market Regulation, Office of Market Supervision, United States Securities and Exchange Commission ("SEC" or the "Commission"), and signed by Martha Redding, Chief Counsel, NYSE.

Description	Bates Nos.	Date Produced
A three (3) page letter dated June 30, 2014 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, with accompanying documents produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	FOIA CONFIDENTIAL TREATMENT REQUESTED BY NYSE-14-0001– NYSE 14-0143	June 30, 2014

Description	Bates Nos.	Date Produced
A three (3) page letter dated June 30, 2014 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, with accompanying documents produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934	FOIA CONFIDENTIAL TREATMENT REQUESTED BY MKT-14-0001– NYSE 14-0144	June 30, 2014
A three (3) page letter dated June 30, 2014 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, with accompanying documents produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934	FOIA CONFIDENTIAL TREATMENT REQUESTED BY ARCA-14-0001– ARCA-14-0136	June 30, 2014

The above-referenced Bates stamped letters and enclosures as well as this letter are deemed by Intercontinental Exchange, on behalf of the NYSE Holdings, LLC, New York Stock Exchange LLC, NYSE MKT LLC, and NYSE Arca, Inc. (collectively, the "Exchanges"), to be highly confidential in their entirety and confidentiality therefore is being requested under the Freedom of Information Act, 5 U.S.C. 552, the Commission's rules and regulations thereunder (e.g., 17 C.F.R. 200.83(c)) and other applicable statutes or regulations. Because these confidential materials may constitute trade secrets and commercial or financial information which are privileged or confidential, they are subject to the exemption from mandatory disclosure under Exemption 4 of the FOIA, 5 U.S.C. § 552(b)(4) (1976). In addition, NYSE, on behalf of the Exchanges believes that Exemption 8 is also applicable as well as the protections available under the Privacy Act of 1974, 5 U.S.C. § 552a. Please also see the generic request for confidential treatment filed by the New York Stock Exchange, Inc., by letter dated February 10, 1981, with the Commission's Freedom of Information Act Officer under 17 C.F.R. 200.83.

By producing the above-described materials and their contents to the Commission, NYSE does not waive the attorney client privilege, the work product protection, the law enforcement privilege, the deliberative process privilege, or any other privileges or protections that may be available, under FOIA or otherwise, to protect this information and/or these documents from discovery from any other party or entity other than the Commission.

Accordingly, we expect that all documents and copies of documents produced will be kept in a non-public file and that access to them by any third party not a member of the Commission or its Staff will be denied.

Should the Commission receive any request for these documents, either pursuant to the Freedom of Information Act or otherwise, we expect that we will be given an opportunity to object to such disclosure. Furthermore, should the Commission be inclined to disclose these documents to any third party, it is our expectation that, in accordance with normal Commission practice, the Commission will provide ten business days' advance notice of any such decision. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 281 (1979).

In that event, we request that the Commission immediately telephone and provide a written copy of such notice to Martha Redding, Chief Counsel, NYSE Regulation, Inc., 20 Broad Street, 18th Floor, New York, New York 10005, (212) 656-2938, mredding@nyx.com, so that further substantiation of this confidentiality request may be submitted.

The following information was submitted with a request that the Securities and Exchange Commission grant confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934 ("Exchange Act") for certain information contained in Exhibit D of amendments to Form 1, which were filed pursuant to Rule 6a-2 under the Exchange Act. The Securities and Exchange Commission denied the request for confidential treatment. See Securities Exchange Act Release No. 83760 (August 1, 2018) (Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc. and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act). See also Securities Exchange Act Release No. 84497 (October 29, 2018) (Order Lifting the Automatic Stay of the Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act).

The following information was submitted with a request that the Securities and Exchange Commission grant confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934 ("Exchange Act") for certain information contained in Exhibit D of amendments to Form 1, which were filed pursuant to Rule 6a-2 under the Exchange Act. The Securities and Exchange Commission denied the request for confidential treatment. See Securities Exchange Act Release No. 83760 (August 1, 2018) (Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc. and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act). See also Securities Exchange Act Release No. 84497 (October 29, 2018) (Order Lifting the Automatic Stay of the Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act).

DETAILED WRITTEN JUSTIFICATION

Section 552(b)(4) of the FOIA exempts from the disclosure requirements of the FOIA "trade secrets and commercial or financial information obtained from a person and privileged or confidential". The FOIA contains no definition of "privileged" or "confidential". In Gulf & Western Industries, Inc. v. U.S., 615 F.2d 527 (D.C. Cir. 1979), the Court of Appeals concluded that information is confidential for purposes of the FOIA if (i) it is not of the type normally released to the public by the submitter and (ii) the information is of the type that would cause substantial competitive harm if released. There is no requirement that "competitive harm" be established by a showing of actual competitive harm. Rather, "actual competition and the likelihood of substantial competitive injury is all that needs to be shown." Gulf & Western Indus., Inc. v. U.S., 615 F.2d at 530. Thus, in National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), the Court of Appeals concluded that the disclosure of certain financial information, including costs and price-related items, was likely to cause substantial harm to the disclosing party's competitive position. Such disclosure, if required, would provide competitors with valuable information relating to the operational strengths and weaknesses of the disclosing company. Such competitive harm may result from the use of such information either by direct competitors or by persons with whom one is negotiating. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 868 n.13 (2d Cir.1978). It is also clear that the exemption was intended to prevent the fundamental unfairness that can result from one side having confidential information about the other in a business context. Cf. National Parks, supra, at 678 n.18.

Further, The information set forth in the Confidential Documents has been provided to the Commission in connection with the Exchanges requirements under XXXX . This information is not of a type customarily made available by the Exchanges to the public. Consequently, the disclosure of the information holds the potential for significant competitive harm to the Exchanges.

For all the foregoing reasons, the Exchanges requests that the Commission determine to protect the confidentiality of the Confidential Documents and the information contained therein. Please contact me at (xxx) xxx-xxxx or firstlast@.com if you have any questions.

Sincerely,

cc: Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, D.C. 20549